Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On January 26, 2012, Constellation Energy distributed the following communication to its employees and posted it on an internal company website dedicated to the pending merger with Exelon.

1/26/2012

TEGRATION

INFORMATION

Q&A with Ron and Steve

Dear Colleagues,

As we continue to move closer toward approval of the pending merger, we recognize that there are questions regarding the actual close date itself and how that timing could affect the staffing and selection process. We have attempted to capture some of those questions here and provided answers to help you understand what will be the next steps that you can anticipate.

What are the remaining approvals for the merger?

The Maryland Public Service Commission (MPSC), one of the regulatory bodies that has approval authority over the proposed merger of Exelon and Constellation, is continuing its review of the proposed merger, factoring in the recently announced settlement Exelon and Constellation reached with the State of Maryland, the City of Baltimore and the Baltimore Building and Construction Trades Council. The Commission has stated that it expects to render its decision by Feb. 17, 2012. In addition to the MPSC, we also await final decisions by the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.

Where are we in the staffing and selection process? When will the new organization be fully staffed?

It is our goal to have the entire organization staffed within 90 to 120 days after closing. Based on a mid-to-late February close, that would mean Staffing and Selection would be completed as early as the second half of May, possibly extending into June. Operating from a top-down approach, for most impacted groups, it is expected that leaders named on Sept. 9 will announce their direct reports prior to close, with the remaining executive group (positions that equate to vice president-and-above in the Exelon structure) to be named soon after the merger closes. Staffing and selection for positions at the director and manager levels (again, using Exelon’s levels as the basis) will begin immediately after vice presidents are identified and confirmed, and should be completed within about a month after closing. From that point, vice presidents and – depending upon the group – directors and managers, will make hiring decisions for the rest of their organizations in a process that will take approximately two months.

How will employees be kept informed about the changes in policies and procedures as we move closer to Day One?

To keep employees abreast of changes that may impact them, the Integration Communications team will soon begin publishing Change Digest, a publication that will provide easy access to information about change events for employees of Exelon and Constellation. Change Digest will be distributed via e-mail at least once a month (depending on the volume of changes taking place) for the next several months and will detail the changes occurring at the operating company or enterprise-wide level. Change management for individual departments will not be handled in this company-wide communication vehicle, but rather in smaller department specific channels. All issues of Change Digest, IN Newsletter and employee submitted FAQs will be available on the merger integration intranet sites of both companies. Announced changes will be catalogued on these sites by topic, for easy future reference.

Thank you for your continued interest in and support of the merger integration efforts. We will continue to update you on merger milestones through the various communication vehicles and encourage you to reach out to the Integration Office with your questions and/or comments.

Ron and Steve

Ron DeGregorio Steve Woerner

Chief Integration Officer, Chief Integration Officer,

Exelon Constellation Energy

INTEGRATION INFORMATION 1/26/2012

Branding Strategy Overview

Exelon and Constellation will be re-branded about 90 days after the merger is complete to help communicate the creation of a new company and bring the new Exelon to life for its stakeholders. The re-branding has two primary components: brand strategy and visual identity.

The first component is the rollout of a new brand strategy that will apply to all operating companies and includes a new corporate vision and updated values, as well as new brand pillars and brand personality.

- The corporate vision is the overarching aspiration for what the organization strives to be – what Exelon stands for, how it is distinctive from other companies and why it matters.
- Values guide decision-making and behavior for all employees. The updated values will reflect similar priorities to the previous values held by both companies.
- Brand pillars are the foundation of the organization, reflective of the organization's actual "DNA" yet also aspirational. They represent Exelon's central strengths and building blocks we can use to differentiate our company from its peers.
- Brand personality guides tone and style in how we communicate with all of the company's stakeholders.

The brand strategy is the result of several months of research and analysis led by Exelon Corporate Communications, and supported by the Exelon Brand Strategy Committee, which includes representation from all of Exelon's operating companies as well as Constellation and BGE.

The second component of the rebranding effort is the debut of a new visual identity that includes new logos for Exelon and its post-merger competitive businesses, Exelon Generation and Constellation. The new logos will use the same colors, typeface and symbol/mark to show the affinity between the family of brands and will visually represent the brand strategy. (NOTE: the utility logos for ComEd, PECO and BGE will not change as a result of this branding effort.)

With the focus now shifting to implementation, a Brand Implementation Steering Committee has been formed across Exelon and Constellation and their operating companies – the Steering Committee is comprised of several Implementation Task Forces that are now focused on brand touchpoints, including signage, apparel, vehicles and business papers, as well as marketing communications, employee engagement and launch events. While some key touchpoints will be updated at the time of launch, others will be updated over the course of the first full year after closing.

**If you have questions regarding branding and/or logo use. Please e-mail the Integration Office at the address below.*

Pre-launch guidelines on logo use

While some of the themes of the new brand strategy will start to be woven into Exelon messaging after the merger, it is important to keep in mind that the brand strategy and logo will not be officially launched until about 90 days after merger close.

Given this schedule, following are some general guidelines as business area teams continue to refine their integration plans:

- **Until the new logo is launched, continue using the existing logos.**
- Do not make large expenditures on any items featuring existing logos since they will need to be updated once the new brand is introduced.
- Exelon Energy has been authorized to use dual logos on electronic communications as part of their communications to customers that the company is part of Constellation once the merger closes.
- If you have any event or circumstance that will require a large order of materials, please contact Corporate Communications for specific guidance.
- If you have an event scheduled to happen more than 90 days after the merger closes that may require the use of the new logos, please contact Corporate Communications so this can be planned for accordingly.

Planned Timeframe

Event	Description	Date
Merger closes	All regulatory approvals received, transaction is legally consummated	Day 1
New Exelon brand strategy & logo rollout begins	Debut to employees Debut to external stakeholders	Day 91 Day 92
Completion of brand/ logo rollout	Logo rolled out to all assets Strategy integrated into business processes	Day 91 + 360

INTEGRATION INFORMATION 1/26/2012

Dec 5

Expected Milestones

Dec 1—Maryland PSC public comment Nov 29 Aug 3 Approved by Texas PUC hearings Q4: Shareholders meetings Feb 17: Maryland PSC decision Oct 31 to Nov 21: deadline Maryland PSC hearings, each business day

August September October November December February 2012

Rules of the Road Feedback

Expectd Milestones

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and

comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com

Constellation employees: IntegrationOffice@constellation.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on

INTEGRATION INFORMATION

1/26/2012

Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies . These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.